SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 1

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            TIMCO AVIATION SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    887151108
                                 (CUSIP Number)

                         Owl Creek Asset Management, L.P.
       410 Park Avenue, Suite #420, New York, NY 10022, Attn: Daniel Sapadin
                                 (212) 688-2550

                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                October 19, 2005
            (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 14 Pages)

CUSIP No. 887151108                    13D                Page 2 of 14 Pages

 -----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                165,358

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                165,358

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                165,358
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                1.16%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151108                    13D                Page 3 of 14 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,299,606
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,299,606
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                1,299,606
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                9.14%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151108                    13D                Page 4 of 14 Pages

 -----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,464,964

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,464,964
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                1,464,964
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                10.30%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151108                    13D                Page 5 of 14 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,257,432

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,257,432
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                2,257,432
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                15.87%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151108                    13D                Page 6 of 14 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                3,722,396
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                3,722,396
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                3,722,396
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                26.17%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151108                    13D                Page 7 of 14 Pages

Item 1.     Security and Issuer.

            The Schedule 13D initially filed on October 20, 2005 relating to the common stock, par value $0.001 (the "Common Stock"), of TIMCO Aviation Services, Inc. (the "Issuer"), a Delaware corporation whose principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410, is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D.

Item 2.     Identity and Background.

            (a) This statement is filed by:
                 (i) Owl Creek I, L.P., a Delaware limited partnership, ("Owl Creek I") with respect to the shares of Common Stock directly owned by it;

                 (ii) Owl Creek II, L.P., a Delaware limited partnership, ("Owl Creek II") with respect to the shares of Common Stock directly owned by it;

                 (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

                 (iv) Owl Creek Asset Management, L.P. a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas II"); and

                 (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            (b) The address of the principal office of the Reporting Persons is 410 Park Avenue, Suite 420, New York, NY 10022.

            (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and Owl Creek Overseas II.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 887151108                    13D                Page 8 of 14 Pages

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

            The shares of Common Stock were acquired pursuant to (i) a tender offer made by the Issuer to the holders of its 8% senior subordinated convertible PIK notes due 2006 ("Senior Notes") and to other noteholders and
(ii) a rights offering being made by the Issuer to holders of its Common Stock as of 5:00 p.m., New York City time, on October 19, 2005. The tender offer closed on October 12, 2005. The rights expire on November 15, 2005 at 5:00 p.m., New York City time, unless the Issuer extends the date. The rights offering is contingent upon approval from the U.S. Securities and Exchange Commission. Pursuant to an agreement with the Issuer dated September 20, 2005, the Reporting Persons are obligated to participate in the rights offering to the full extent of their basic subscription privilege. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or Owl Creek Overseas II. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

           The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the acquisition of shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons have pursued, and may in the future pursue, discussions with management or other shareholders in an effort to maximize long-term value for shareholders. Also, the Reporting Persons may at times hold discussions with management in order to ensure that the interests of current shareholders are protected.

CUSIP No. 887151108                    13D                Page 9 of 14 Pages


            The Reporting Persons intend to dispose of the shares in one or more open market or privately negotiated transactions or otherwise, when and if an opportunity becomes available to do so, and may dispose of any or all of the shares at any time subject to certain restrictions. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in the Issuer, and may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time subject to certain restrictions.

Item 5.     Interest in Securities of the Issuer.

       A. Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 165,358
                  Percentage: 1.16% The percentages used herein and in the rest of Item 5 are calculated based upon 14,223,922 shares of Common Stock which include the 11,990,483 shares of Common Stock that will be outstanding as of the effective date of the reverse stock split which the Issuer intends to effect simultaneously with the closing of the rights offering as reported by the Company in its Form S-1/A filed on October 19, 2005 and the 2,233,439 shares of Common Stock that will be acquired by the Reporting Persons in the rights offering. The 14,223,922 shares of Common Stock does not take into account the participation of any other shareholder in the rights offering.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 165,358
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 165,358
              (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 887151108                    13D                Page 10 of 14 Pages

      B. Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 1,299,606
                  Percentage: 9.14%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,299,606
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,299,606
              (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       C. Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 1,464,964
                  Percentage: 10.30%
              (b) 1. Sole power to vote or direct vote: -0- 2. Shared power to vote or direct vote: 1,464,964 3. Sole power to dispose or direct the disposition: -0- 4. Shared power to dispose or direct the disposition:
                     1,464,964
              (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I, L.P. and Owl Creek II, L.P. and has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. and Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I, L.P. and Owl Creek II, L.P., has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 887151108                    13D                Page 11 of 14 Pages

       D. Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 2,257,432
                  Percentage: 15.87%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,257,432
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     2,257,432
              (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. and has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
              (e) Not applicable.

       E. Jeffrey A. Altman
             (a) Aggregate number of shares beneficially owned: 3,722,396
                 Percentage: 26.17%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 3,722,396
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                    3,722,396
             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 887151108                    13D                Page 12 of 14 Pages

Item 7.    Materials to be Filed as Exhibits.
           None.

CUSIP No. 887151108                    13D                Page 13 of 14 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 21, 2005

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Overseas Fund II, Ltd.

CUSIP No. 887151108                    13D                Page 14 of 14 Pages

                                   Schedule A

                                OWL CREEK I, L.P.


Date of                Number of shares         Price           Type of
Transaction            Acquired                 per share       Transaction

10/12/2005             2,645,734                  N/A           Tender offer
                    (pre-reverse split)
10/19/2005             99,215                    $4.80            Rights
                   (post-reverse split)     ($.12 pre-reverse     offering
                                                 split)

                               OWL CREEK II, L.P.


Date of                Number of shares         Price           Type of
Transaction            Acquired                 per share       Transaction

10/12/2005             20,793,709                 N/A           Tender offer
                    (pre-reverse split)
10/19/2005             779,764                    $4.80            Rights
                   (post-reverse split)     ($.12 pre-reverse     offering
                                                 split)

                          OWL CREEK OVERSEAS FUND, LTD.


Date of                Number of shares         Price           Type of
Transaction            Acquired                 per share       Transaction

10/12/2005             30,521,685                N/A           Tender offer
                    (pre-reverse split)
10/19/2005             1,144,563                 $4.80            Rights
                   (post-reverse split)     ($.12 pre-reverse     offering
                                                 split)

                        OWL CREEK OVERSEAS FUND II, LTD.


Date of                Number of shares         Price           Type of
Transaction            Acquired                 per share       Transaction

10/12/2005             5,597,233                  N/A           Tender offer
                    (pre-reverse split)
10/19/2005             209,896                    $4.80            Rights
                   (post-reverse split)     ($.12 pre-reverse     offering
                                                 split)